Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111
October 5, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Varifund Plus Variable Annuity Contract
Varifund Variable Annuity Account
Great-West Life & Annuity Insurance Company
Registration Statement on Form N-4 (File Nos. 333-162252 and 811-05817)
Cancellation of Request for Withdrawal

Ladies and Gentlemen:

Varifund Variable Annuity Account (“Registrant”) has determined that the request for withdrawal filed on its behalf on Form RW pursuant to Rule 477 under the Securities Act of 1933 (the “Form RW”) on October 1, 2009 (SEC Accession No. 0000851066-09-000062) was filed in error. Therefore, it is in the best interest of Registrant and the public that the Form RW be withdrawn. Pursuant to Rule 477(a), Registrant hereby requests that the Form RW be withdrawn and the above-referenced Registration Statement remain effective.

We appreciate your assistance.  If you have any questions regarding this matter, please contact the undersigned at (303) 737-1130 or Ann Furman at Jorden Burt LLP at (202) 965-8130.

Sincerely,

Great-West Life & Annuity Insurance Company
Varifund Variable Annuity Account

/s/ W. Michael Cirelli

W. Michael Cirelli
Counsel

cc:           Patrick F. Scott, Esq.
Office of Insurance Products